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                                                 [METLIFE INVESTORS LETTERHEAD]

November 9, 2006

Robert S. Lamont, Jr., Esq.
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

     Re: INITIAL REGISTRATION STATEMENTS ON FORM N-4 FOR METLIFE INVESTORS
         INSURANCE COMPANY AND METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE (CLASS XC; CLASS VA, CLASS AA AND CLASS B; CLASS L AND CLASS L - 4 YEAR; CLASS C; CLASS A; NAVIGATOR-SELECT, CUSTOM-SELECT AND RUSSELL SELECT; COVA VARIABLE ANNUITY; PREMIER ADVISOR VARIABLE ANNUITY; AND COVA SERIES A); INITIAL REGISTRATION STATEMENT ON FORM N-6 FOR METLIFE INVESTORS INSURANCE COMPANY AND METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE (CLASS VL); AND INITIAL REGISTRATION STATEMENTS ON FORM S-6 FOR METLIFE INVESTORS INSURANCE COMPANY AND METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE (SINGLE PREMIUM VARIABLE LIFE; CUSTOM SELECT AND RUSSELL SELECT; CUSTOM SELECT AND RUSSELL SELECT JOINT AND LAST SURVIVOR)

Dear Mr. Lamont:

   On behalf of MetLife Investors Insurance Company (the "Company"), MetLife Investors Variable Annuity Account Five and MetLife Investors Variable Life Account Five (each, a "Separate Account"), this letter responds to one of the comments you provided on September 6, 2006 with respect to the above-referenced filings.

   The Company acknowledges that:

    . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    . the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * *

   If you have any questions or further comments, please call the undersigned at (617) 578-3514 or Mary Thornton at (202) 383-0698.

Sincerely,

/s/ Michele H. Abate
-----------------------------------
Michele H. Abate
Assistant General Counsel
Metropolitan Life Insurance Company

cc:   Mary E. Thornton, Esq.
      John M. Richards, Esq.
      John E. Connolly, Jr., Esq.